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04015232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50157

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 03 (MM/DD/YY) AND ENDING 12 / 31 / 03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CC Securities, LDC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Corporate Center West Bay Road P.O. Box 31106
(No. and Street)

Grand Cayman Islands (City) B.W.I. (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Cooper (312) 499-6908
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - if individual, state last, first, middle name)

30 South Wacker Dr. (Address) Chicago (City) IL (State) 60606-7438 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Robert Cooper** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CC Securities LDC**, as of **December 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

OFFICIAL SEAL
LOIS GITTLESON
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 2-9-2006

Signature

Chief Financial Officer
Title

2-9-2006
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Consolidated Statement of Financial Condition
December 31, 2003

Filed as Public Information Pursuant to Rule 17a-5(d) Under
The Securities Exchange Act of 1934.

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
CC Securities, LDC
Grand Cayman Islands, B.W.I.

We have audited the accompanying consolidated statement of financial condition of CC Securities, LDC (A Cayman Islands Limited Duration Company) and subsidiaries (the "Company") as of December 31, 2003, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of CC Securities, LDC and subsidiaries as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2004

CC Securities, LDC
(A Cayman Islands Limited Duration Company)

Consolidated Statement of Financial Condition
December 31, 2003

Assets		
Receivables from broker-dealers	$	47,177,310
Securities owned:		
Marketable securities, at market value		15,692,522
Corporate convertible securities, at fair value		4,899,484
Warrants, at fair value		3,483,457
Options, at fair value		2,250
Total securities owned		24,077,713
Other assets		66,466
Total assets	$	71,321,489
Liabilities and Member's Equity		
Liabilities		
Securities sold, not yet purchased:		
Marketable securities, at market value	$	23,990,845
Options, at fair value		73,315
Total securities sold, not yet purchased		24,064,160
Management fee payable		196,057
Payable to affiliates		312,738
Accounts payable and accrued liabilities		21,983
Total liabilities		24,594,938
Member's Equity		46,726,551
Total liabilities and member's equity	$	71,321,489

See Notes to Consolidated Statement of Financial Condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: CC Securities, LDC ("CC Securities") was formed on March 9, 1997, and is a wholly owned subsidiary of CC Investments, LDC ("CC Investments"). CC Securities is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Philadelphia Stock Exchange. CC Securities wholly owns three subsidiaries that were formed in 1999: Castle Creek Healthcare Partners LLC, Castle Creek Technology Partners LLC and Castle Creek Venture Fund LLC. CC Securities and its subsidiaries are hereinafter referred to as the "Company." The Company and CC Investments are both Cayman Islands limited duration companies that engage in proprietary trading and investment activities and are hereinafter referred to as the "Operating Companies." The Operating Companies' primary strategy involves making investments in small-capitalization ("small-cap") public companies.

Castle Creek Partners, LLC ("Castle Creek") serves as the investment manager to the Operating Companies. The portfolio of the Operating Companies is currently concentrated in structured equity investments including convertible securities, common stock and warrants and options to purchase common stock.

Trident Trust Company (Cayman) Limited (the "Administrator") provides administrative services to the Operating Companies.

The accompanying consolidated financial statement has been prepared in accordance with the accounting principles generally accepted in the United States of America and include the accounts of CC Securities and its three wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. A summary of the significant accounting policies utilized by the Company is as follows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company's estimates regarding the fair value of its investments are significant estimates, and these estimates could change in the near term. Actual results could differ from those estimates.

Receivables from brokers and dealers: Receivables from brokers and dealers represent primarily amounts due from brokers and dealers in connection with the Company's trading activities.

Securities owned and securities sold, not yet purchased: Securities owned and securities sold, not yet purchased are carried at market value, or at amounts that approximate fair value, as determined in accordance with the respective Private Placement Offering Memoranda (the "Offering Memoranda") of Castle Creek Fund, L.P. and Castle Creek International, Ltd. (the two members of CC Investments).

All publicly traded securities are valued at the last reported sales price on the exchange or quotation system on which the securities are principally traded. If there are no sales on such date, then market value is determined by the average of the mean between the "bid" and "ask" prices at the close of trading on such date. Restricted stock is valued at discounts to quoted prices as determined by management.

Corporate convertible securities are valued by Castle Creek using a methodology that initially considers the securities' relative conversion attributes, either fixed or variable, as well as conversion restrictions, if any. Variable conversion further considers, among other things, negotiated discounts and look-back structures. Warrants and over-the-counter options are valued based on the theoretical value determined by using a Black-Scholes valuation model adjusted for liquidity and risk.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Pricing of securities owned and securities sold, not yet purchased may be modified by Castle Creek, at its sole discretion, under circumstances as provided for in the Offering Memoranda referred to above. Modifications are made by Castle Creek to better reflect its estimate of fair value. When determining fair value, Castle Creek considers the cost (proceeds) of the investment, developments since the investment, the sale price of recently issued securities, the financial condition and operating results of the issuer, the long-term business potential of the issuer, the quoted market price of securities with similar quality and yield and other factors generally pertinent to the valuation of investments. Because of the inherent uncertainty of valuations, the valuations estimated by Castle Creek may differ significantly from the values that would have been used had a ready market for the securities existed and the differences could be material.

Security transactions are recorded on a trade-date basis. Realized gains and losses are determined by specific identification.

Note 2. Income Taxes

The Company is not subject to direct taxation in the Cayman Islands and, accordingly, income earned by the Company is free of all Cayman Islands taxes. For U.S. tax purposes, the Company has elected to be disregarded as a separate entity pursuant to Treasury Regulation Section 301.7701. The Company is treated as a branch of CC Investments. CC Investments is treated as a partnership for U.S. tax purposes. Therefore, the Company does not incur any federal taxes.

Note 3. Transactions with Related Parties

In 2002, the Company acquired from an unaffiliated entity several holdings from one of its independent portfolio funds. As part of the agreement to take on that portfolio and for managing those positions, a profit sharing agreement was established with one of the prior fund managers who is now a manager with Castle Creek. The fee under this agreement is based on the net profits from those positions that were purchased by the Company. Included in that management fee is a finder's fee, which is also based on the profitability of those positions that will be paid to one of the principals of Castle Creek. At December 31, 2003, $196,057 was owed and included in management fee payable on the statement of financial condition.

Note 4. Concentrations of Credit and Off-Balance Sheet Risk

Since the Company does not currently clear its own securities transactions, it has established an account with a broker-dealer for this purpose. This concentration of credit risk is mitigated by the obligation of the broker-dealer to comply with rules and regulations which require the maintenance of net capital, as defined, and segregation of customers' funds and securities from the holdings of the firm.

The Company sells securities that have not yet been purchased ("short sales"). The Company is exposed to market risk for short sales. If the market value of the securities sold short increases, the Company's obligation, reflected as a liability, would increase and trading revenues would be reduced. To manage market risk, the Operating Companies often hold securities, which can be used to settle these obligations, and monitors its market exposure daily, adjusting positions when deemed necessary.

Note 4. Concentrations of Credit and Off Balance Sheet Risk (Continued)

The derivative financial instruments traded by the Company are options, the value of which is based upon an underlying asset. Options represent future commitments to purchase or sell other financial instruments at specified future dates. These option contracts may be traded on an exchange or over-the-counter ("OTC"). Exchange traded contracts have standardized terms while OTC contracts are negotiated between contracting parties.

The derivatives used by the Company are subject to various risks similar to those related to the underlying financial instruments, including market and credit risk. The Company uses these instruments in the normal course of its business to take proprietary trading positions and to manage exposure for loss due to market risk. The risks of these contracts should not be viewed in isolation, but rather on an aggregate basis along with the Company's other investing activities. The Company manages the risks associated with derivatives along with its proprietary activities within its overall risk management framework.

Note 5. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $34,166,696, which was $34,066,696 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.00 to 1.

Note 6. Consolidated Subsidiaries

The Company has $4,359,308 of net capital in three wholly owned subsidiaries that is included as capital in the computation of the Company's net capital at December 31, 2003. The Company files its FOCUS Report on a consolidated basis. The net capital of the three wholly owned subsidiaries is included in the computation of the Company's net capital because the assets of the subsidiaries are readily available for the protection of the Company's broker-dealers and other creditors as permitted by Rule 15c3-1.

Note 7. Subsequent Events

In January 2004, approximately $14,100,000 of capital contributions were received from CC Investments.